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                                                                       EXHIBIT 1



                          [Susan Hirt Hagen Letterhead]


                                     December 29, 1999


VIA HAND DELIVERY



Erie Indemnity Company
100 Erie Insurance Place
Erie, Pennsylvania  16530

Attention:  Jan Van Gorder, Esq., Corporate Secretary

Dear Mr. Van Gorder:

                  Enclosed is a Notice of Shareholder Proposals with respect to the 2000 Annual Meeting of Erie Indemnity Company, together with a copy of Amendment No. 1 to my Schedule 13D which has been filed with the Securities and Exchange Commission today.

                  The Notice sets forth several shareholder proposals. At the outset, the Notice proposes eleven individuals (the "Hagen Nominees") to the Nominating Committee of the Company to be included as part of its slate of directors for election to the Board of Directors at the Annual Meeting. Each nominee (including me) has agreed to be included in the Nominating Committee's slate or any other slate only so long as all such nominees, if elected, would constitute a majority of the Board. The Hagen Nominees are individuals of integrity and experience who are committed to protecting the unique corporate culture of the Company and furthering the long-term interests of the Company, its shareholders and its many other constituencies. The Nominating Committee may select the remaining individuals on its slate, including F. William Hirt.

                  In the event that the Nominating Committee does not include all of my nominees on its slate, the Notice also sets forth a proposal, which I would place before the shareholders at the Annual Meeting, for the nomination of the Hagen Nominees for election as directors of the Company at the Annual Meeting in opposition to the Nominating Committee's slate. I am aware, given the positions which the Board has taken in the past, that the Company regards the
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Nominating Committee as having the exclusive power to nominate directors for election to the Board. Consequently, I do not expect the Company to allow me to propose the electing of the Hagen Nominees to the shareholders at the Annual Meeting, even though the Company's position is a denial of a fundamental shareholder right recognized by every major corporation in America of which I am aware. I have nonetheless complied with the advance notice requirements of the Company's Bylaws in the enclosed Notice by setting forth complete information with respect to the Hagen Nominees. Typically, this would be sufficient to ensure that a shareholder's nominees would be placed before shareholders for their consideration at an annual meeting. If the Company persists in denying shareholders such as me the right to nominate candidates for election to the Board, I will seek a declaratory judgment to vindicate that right as a matter of Pennsylvania corporate law.

                  In the event that my right to nominate candidates for election at the Annual Meeting is not recognized by the Company or affirmed by the courts on a timely basis, the Notice also sets forth a proposal, which I would place before the shareholders at the Annual Meeting, to remove the Board following its election at the Annual Meeting and fill the vacancies created thereby with the Hagen Nominees. Upon its election, the new Board will consider whether to increase the size of the Board to include certain of the current directors who are willing to serve, including F. William Hirt. The right of a shareholder to bring the foregoing proposal before the shareholders at an annual meeting is clearly contemplated by the Company's Bylaws, and the Notice complies with the advance-notice requirements of the Bylaws with respect to such a shareholder proposal. I of course am prepared to seek judicial recognition of my right to make this proposal if the Company refuses to permit me to go forward with this proposal at the Annual Meeting.


                  Thank you for your attention to this letter and the enclosed Notice.


                                           Very truly yours,



                                           /s/ Susan Hirt Hagen
                                           --------------------
                                           Susan Hirt Hagen


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